SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                   Form U-57/A

        AMENDMENT NO. 1 TO NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed Under Section 33(a) of the

                 Public Utility Holding Company Act, as amended

                              P.T. Puncakjaya Power
                              ---------------------
                      (Name of foreign utility companies)

                             Duke Energy Corporation
                             -----------------------
                              526 S. Church Street
                        Charlotte, North Carolina 28202
                      (Name and Address of Filing Company )

     Duke Energy Corporation ("Duke Energy"), a North Carolina Corporation, hereby files with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), this Form U-57/A for the purpose of notifying the Commission that Duke Energy no longer claims foreign utility company ("FUCO") status under
Section 33(a) of the 1935 Act for P.T. Puncakjaya Power ("PJP"), an Indonesian limited liability company.

     On December 16, 1994, Duke Power Company, predecessor to Duke Energy, submitted a Form U-57, Notification of Foreign Utility Company Status under
Section 33(a) of the 1935 Act on behalf of PJP ("1994 FUCO Notification"). See Exhibit A. PJP is an indirect subsidiary company of Duke Energy. On March 8, 2002, the Commission issued an order in Duke Energy Corporation, Release No. 35-27496; 70-10013, in which, among other things, it granted Duke Energy's application for an exemption under Section 3(b) of the Act for PJP. By this Amendment No. 1 to Notification of Foreign Utility Company Status, Duke Energy withdraws the 1994 FUCO Notification.

Exhibit  A:    Duke  Power  Company, Form U-57, Notification of Foreign Utility
               Company  Status under Section 33(a) of the Public Utility Holding
               Company Act of 1935 (Dec. 16, 1994) (incorporated herein by reference)

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          DUKE ENERGY CORPORATION



                                          By:    /s/ Rodney E. Gerik
                                               ---------------------------
                                                     Rodney E. Gerik
                                                Associate General Counsel
     Date:  March  11,  2002

     cc:  North Carolina Utilities Commission
          Public Service Commission of South Carolina


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